Issuer Free Writing Prospectus

Filed by: Covanta Holding Corporation

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-220460

October 3, 2018

Covanta Holding Corporation

Pricing Term Sheet

$400,000,000 6.000% Senior Notes due 2027

Issuer:	Covanta Holding Corporation

Security description:	6.000% Senior Notes due 2027

Distribution:	SEC Registered

Size:	$400,000,000

Gross proceeds:	$400,000,000

Net proceeds (before expenses):	$394,000,000

Maturity:	January 1, 2027

Coupon:	6.000%

Issue price:	100.000% of principal amount

Yield to maturity:	6.000%

Spread to Benchmark Treasury:	+286 basis points

Benchmark Treasury:	UST 2.25% due February 15, 2027

Interest Payment Dates:	January 1 and July 1 beginning on July 1, 2019. Interest will accrue from October 18, 2018.

Equity Clawback:	Prior to January 1, 2022 up to 35% at 106% plus accrued and unpaid interest

Make-whole:	Make-whole call at T+50 bps prior to January 1, 2022

Optional redemption:	On and after January 1, 2022, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on January 1 of the years indicated below:

	Year 2022 2023 2024 2025 and thereafter	Percentage 103.000% 102.000% 101.000% 100.000%

Change of control:	Putable at 101% of principal plus accrued and unpaid interest

Trade date:	October 3, 2018

Settlement:

T+10; October 18, 2018

It is expected that delivery of the Notes will be made against payment therefor on or about October 18, 2018, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to sell their Notes before the second business day prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Those purchasers should consult their own advisors.

CUSIP:	22282EAH5

ISIN:	US22282EAH53

Denominations/Multiple:	$2,000 x $1,000

Ratings (Moody’s/S&P):	B1 / B

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Credit Agricole Securities (USA) Inc.

Citizens Capital Markets, Inc.

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Co-Managers:	TD Securities (USA) LLC BBVA Securities Inc. Capital One Securities Inc. BB&T Capital Markets, a division of BB&T Securities, LLC Fifth Third Securities, Inc. HSBC Securities (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 by calling toll-free at (866) 803-9204.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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